UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.1) *

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

May 1, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

o	Rule 13d-1(b)

o	Rule 13d-1(c)

X           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons

Chan Tung Ngai

2	Check the Appropriate Box if a Member of a Group

(a)	o

(b)	o

3	SEC Use Only

4	Citizenship or Place of Organization

Hong Kong

	5	Sole Voting Power
0 ordinary shares. See Item 4.
Number of
	6	Shared Voting Power
Shares
0 ordinary shares. See Item 4.
Beneficially

Owned by
Each	7	Sole Dispositive Power
Reporting
0 ordinary shares. See Item 4.
Person With:

	8	Shared Dispositive Power
0 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 ordinary shares. See Item 4.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11	Percent of Class Represented by Amount in Row (9)

0.0%. See Item 4.

12	Type of Reporting Person

IN

Item 1(a).

Item 1(b).

Item 2(a).

Item 2(b).

Item 2(c).

Item 2(d).

Item 2(e)

Item 3.

Name of Issuer:

iClick Interactive Asia Group Limited (the “Issuer”)

Address of Issuer’s Principal Executive Offices:

15/F, Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R.

Name of Person Filing:

Chan Tung Ngai

Address of Principal Business Office, or, if none, Residence:

Room 1314A, 13/F, Lippo Sun Plaza, 28 Canton Road, TST, Hong Kong S.A.R.

Citizenship:

Chan Tung Ngai — Hong Kong

Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

CUSIP No.:

G47048 106

If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.Ownership

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 36,879,844 ordinary shares, comprised of 32,059,236 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, outstanding as of March 31, 2020, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
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Item 10.Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2020

Chan Tung Ngai

/s/ Chan Tung Ngai

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